Deloitte LLP
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www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-273734 on Form F-10 and Registration Statement No. 333-258124 on Form S-8 of our reports dated February 22, 2024 relating to the consolidated financial statements of First Majestic Silver Corp. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Current Report, dated February 22, 2024, on Form 6-K of the Company for the year ended December 31, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
February 22, 2024